ROUGE RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JANUARY 31, 2009
(Stated in Canadian Dollars)

ITEM 1.1	INTRODUCTION

The following Management Discussion and Analysis (“MD&A”) was prepared as of May 27, 2009 and should be read in conjunction with the audited financial statements and related notes for the year ended January 31, 2009.

Rouge Resources Ltd. (“the Company”) was incorporated in British Columbia on March 31, 1998, which was also the date of inception. Its name was changed from Gemstar Resources Ltd on October 23, 2007 and at the same time a one for ten (1:10) share consolidation of its authorized, issued and outstanding share capital took place. This resulted in all share and per share information in the financial statements being presented on a retroactive basis as if the share consolidation took place at the beginning of all years presented.

The Company is a reporting issuer in both British Columbia and Alberta and a foreign issuer in the United States with the Securities and Exchange Commission. The Company’s common shares are posted for trading on the Over-The-Counter: Bulletin Board (OTC:BB) in the United States under the symbol ROUGF:OB.

ITEM 1.2	DESCRIPTION OF BUSINESS

The Company is in the business of acquisition, exploration and, if warranted, development of mineral resource properties, currently holding a 100% interest in one mineral property of merit, called the Dotted Lake Property (“the Property”). Since the Company is in the exploration stage, it has no current revenues nor has it earned any since inception. Significant additional financing and considerable time will be required before the Property can be explored and, if warranted, developed into a commercial opportunity.

The property consists of a single claim totaling approximately 375 hectares located in the Thunder Bay Mining District of Northern Ontario, approximately 45km south of Manitouwadge and 20km north of Hemlo Gold Mines, which are situated along the TransCanada Highway. Drivable logging roads are within 1km of the Property. The claim is now held in trust for the Company by a Director of the Company and is presently in good standing with the Ontario Ministry of Northern Development and Mines. The Company acquired its initial interest in the Property in 2001 and staked the Property in February 2003. To date, the Company has spent $85,345 on exploring the Property of which $4,206 related to the original staking.

In May 2008, a soil sampling program was conducted to try and find a drilling target by examining surface samples for base metal content. $14,906 was spent including an August 5, 2008 report indicating the possibility of some gold and zinc mineralization in certain of the 47 samples collected. Before proceeding with more extensive exploration expenditures, the report recommended a $12,000 follow-up soil sampling program to expand on the gold samples found during the original testing.

Depending on the results of this follow-up program planned for fiscal 2010, the Company remains committed to the recommendations contained in its 43-101 compliant Evaluation Report dated December 6, 2005. This report recommended a two phase exploration program. Phase 1 recommended spending of $51,500 on geological surveys to explore the exhalite horizon on the Property including a TDEM (Time Domain Electromagnetic) survey centered at the Fairservice showing to test for massive sulphides bodies at depth and to do research to delineate the possible western extension of the exhalite horizon on the property. Phase 2 recommended extensive targeted diamond drilling at an estimated cost of $171,900 which will only be considered when Phase I has proven to be successful.

The Company has considered the conditions outlined in the CICA Handbook Section 3063.10 and concluded that an impairment of deferred exploration costs on the Property has not taken place to the date of this MD&A:

i) There has been no significant change in the Property’s market value.

ii) There has been no significant adverse change in the extent or manner in which the Property is being used or in its physical condition.

iii) There has been no significant adverse change in legal factors related to the Property nor in the business climate that could affect its value, including no adverse action or assessment by a regulator.

iv) There has been no significant accumulation of exploration costs in excess of the amount originally expected.

v) There is no current expectation that the Property will be sold or otherwise disposed of before the end of its estimated useful life.

ITEM 1.3	SELECTED FINANCIAL INFORMATION
ITEM 1.4	RESULTS OF OPERATION FOR YEAR ENDED JANUARY 31, 2009

The following table shows selected financial information for the three most recently completed fiscal years:

	Year Ended January 31, 2009	Year Ended January 31, 2008	Year Ended January 31, 2007
FINANCIAL POSITION
Total Assets	$ 101,485	$ 90,043	$ 86,106
Total Liabilities (all current)	$ 1,053,596	$ 1,346,819	$ 1,230,005
Accumulated Deficit	$ (2,618,939)	$ (2,423,604)	$ (2,266,946)
OPERATIONS
Total Revenues	Nil	Nil	Nil
Total Expenses / Net Loss	$ 195,335	$ 156,658	$ 182,422
Net loss per share	$ 0.05	$ 0.28	$ 0.32

Discussion of Results for Year Ended January 31, 2009

The following results of operations should be read in conjunction with the audited financial statements for the year ended January 31, 2009 contained herein.

		Year Ended		Year Ended
		January 31, 2009		January 31, 2008
Revenue	$	Nil	$	Nil
Expenses
Accretion of convertible promissory note		$11,871		$2,331
Management fees		52,750		30,000
Office administration and travel		49,026		69,967
Professional fees		70,056		45,162
Transfer agent and filing fees		11,632		9,198

Total Expenses / Net Loss		$(195,335)		$(156,658)

Revenue

The Company is in the exploration stage and has not generated any revenues since inception.

Expenses and Net Loss

The Company reported a net loss of $195,335 in fiscal 2009 compared to $156,658 in fiscal 2008. This $38,677 increase in expenses and net loss was due to the net changes in the following expense line items:

- increase in professional fees (legal, audit and accounting) by $24,893 due to higher costs associated with being a public company.

- increase in management fees by $22,750 due to more time an effort required to run the business leading to a fee increase from $2,500 to $5,000 per month effective May 1, 2008.

- decrease in office administration, travel and other by $20,940 due to combination of reduced management travel and office expenses in fiscal 2009 during economic downturn and non-recurring expenses in fiscal 2008 pertaining to reactivating the Company as a reporting issuer in British Columbia and Alberta and a foreign issuer in the United States.

- increase in transfer agent and filing fees by $2,434 due to higher costs of administering the shareholders’ annual general meeting.

- increase in accretion of convertible promissory note by $9,540 due to three year extension of its maturity date to January 1, 2011, giving rise to additional accretion of the embedded conversion feature.

ITEM 1.5	SUMMARY OF QUARTERLY RESULTS

The following table shows operating results for the eight most recently completed quarter ends:

	4th Qtr ended Jan 31 09	3rd Qtr ended Oct. 31 08	2nd Qtr ended July 31 08	1st Qtr ended Apr. 30 08	4th Qtr ended Jan. 31 08	3rd Qtr ended Oct. 31 07	2nd Qtr ended July 31 07	1st Qtr ended Apr. 30 07
Total Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total Expenses / Net Loss	$60,195	$42,461	$49,170	$43,509	$40,684	$33,757	$46,697	$35,520
Net loss per share	$0.01	$0.02	$0.09	$0.08	$0.08	$0.06	$0.08	$0.06

1.6	LIQUIDITY
1.7	CAPITAL RESOURCES

Working Capital	As At	As At
	January 31, 2009	January 31, 2008

Current assets	$7,392	$10,063
Current liabilities	(1,053,596)	(1,346,819)

Working capital (deficiency)	$(1,046,204)	$(1,336,756)

During the year ended January 31, 2009, the working capital deficiency decreased by $290,552 mainly due to decreased amounts owing to related parties.

Cash Flow	Year Ended	Year Ended
	January 31, 2009	January 31, 2008
Net cash used in Operating Activities	$(162,573	$(180,512)
Net cash used in Investing Activities	(14,906)	(2,662)
Net cash provided by Financing Activities	176,336	179,517
Decrease in Cash during the Year	$(1,143)	$(3,657)

Cash, Beginning of Year	5,999	9,656
Cash, End of Year	$4,856	$5,999

At January 31, 2009, the Company’s cash position was $4,856 compared to $5,999 at January 31, 2008. The decrease in cash of $1,143 in fiscal 2009 and $3,657 in 2008 resulted from the following cash flow activities:

(i)	Net cash used in operating activities of $162,573 in 2009 and $180,512 in 2008 was due to operating losses in both years net of an increase in current liabilities in 2009 and a decrease in 2008.

(ii)	Net cash used in investing activities of $14,906 in 2009 and $2,662 in 2008 was due to completion of a soil sampling program on the Property in 2009 and purchase of office equipment in 2008.

(iii)

Net cash provided by financing activities of $176,336 in 2009 was due to $500,000 of cash raised from a non-brokered private placement of $323,664 repayment of advances to related parties. The $179,517 of cash provided in 2008 was exclusively due to advances received from related parties.

Anticipated Cash Requirements

Over the next 12 months, the Company has estimated its minimum cash requirements as follows:

Operating Expenses
Management fees	$52,750
Professional fees	70,000
General, administration and other expenses	60,250
$183,000
Mineral exploration regarding on-going soil sampling program	12,000
Total	$195,000

With no operating revenues to date, the Company initially financed its operations through the issuance of common shares and, over the past six years, has primarily used related party loans from Company officers and immediate family members.

In order to meet anticipated cash requirements; pay down company debt; and reduce its working capital deficiency, the Company raised $500,000 in the 2nd half of fiscal 2009 through the issuance of 10,000,000 units at a price of $0.05 per unit under a non-brokered private placement. Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to acquire one additional common share at a price of $0.10 for two years.

There can be no assurance that additional financing will be available when needed or, if available, on commercially reasonable terms. If the Company is unable to obtain additional financing on a timely basis, either through issuance of more common shares or obtaining additional advances from related parties, the Company may not be able to meet its obligations as they come due and may be forced to scale down or perhaps even cease business operations.

Share Capital

a) Common Shares

At January 31, 2009, an unlimited number of voting common shares without par value was authorized and 10,565,171 were issued and outstanding.

During the year ended January 31, 2009, 10,000,000 units were issued at a price of $0.05 per unit under a non-brokered private placement raising $500,000 as explained in more detail above.

During the year ended January 31, 2008, the Company affected a one for ten (1:10) share consolidation of its authorized, issued and outstanding share capital resulting in all share and per share information in these financial statements being presented on a retroactive basis as if the share consolidation took place at the beginning of all years presented. Accordingly, the issued and outstanding share capital at the time was reduced from 5,651,714 to 565,171 common shares. After the share consolidation, the Company increased its authorized share capital from 10,000,000 common shares to an unlimited number without par value.

b) Share Purchase Warrants

Balance		Balance
January 31,		January 31,	Exercise
2008	Issued	2009	Price	Expiry

-	10,000,000	10,000,000	$ 0.10	June 30, 2010

As at January 31, 2009, the weighted average remaining contractual life of the share purchase warrants is 1.14 years and the weighted average exercise price is $0.10.

c) Stock Option Plan

The Company’s Stock Option Plan (the “Plan”) was adopted in December 2006 and is administered under the following basic terms and conditions:

(i) the maximum available for grant is up to 10% of the Company’s issued shares outstanding at any one time;
(ii) Company employees, directors, officers and consultants are eligible to receive a grant of stock options provided that bona fide services have been rendered and that such services are not in connection with the offer or sale of securities in a capital-raising transaction. There is a 10% limitation of options granted in any one year to one specific employee, director or officer and a 2% annual limitation to one specific consultant;
(iii) the grant price shall not be less than the market value of the shares at the time of grant less any discount permitted by the relevant regulatory authorities;
(iv) the exercise price shall be determined by a plan committee at the time of grant;
(v) the option period shall not exceed five (5) years from the date of grant.

No stock options have been granted and no stock options are outstanding at January 31, 2009.

d) Contributed Surplus

$
Balance, January 31, 2007	11,576
Equity component of convertible debt	41,781

Balance, January 31, 2009 and 2008	53,357

ITEM 1.8	OFF-BALANCE SHEET ARRANGEMENTS

None

ITEM 1.9	RELATED PARTY TRANSACTIONS

a)

As at January 31, 2009, loans payable of $851,128 (2008 - $1,174,792) to the Company’s officers and immediate family members were unsecured and non-interest bearing with no specific terms of repayment.

b)

As at January 31, 2009, a loan from an immediate family member of an officer of the Company in the face amount of $106,755 (2008 - $106,755) is secured by a convertible promissory note dated February 3, 2003 and amended on both December 31, 2005 and December 31, 2007. It is non-interest bearing and now due on January 1, 2011. The note is convertible into 213,510 common shares of the Company prior to maturity at the holder’s option on the basis of one common share for each $0.50 of principal outstanding following the 1:10 share consolidation on October 23, 2007. On December 31, 2007, the maturity date was extended for an additional three years to January 1, 2011 giving rise to note modification including re-calculation of the equity component of the debt. Consequently, $64,974 was allocated to the debt component and $41,781 to the embedded conversion feature using an 18% risk-adjusted debt discount rate. The debt component continues to be accreted to its face value at maturity. Accretion expense of $11,871 was recorded for the year ended January 31, 2009 (2008 - $2,331) increasing the debt component to $77,820 at January 31, 2009.

c)	During the years ended January 31, 2009, 2008 and 2007, the Company recorded the following transactions with related parties:

	Year Ended	Year Ended
	January 31, 2009	January 31, 2008

Management fees	$52,500	$30,000
Office rent	18,000	18,000

	$70,750	$48,000

The foregoing transactions were conducted in the normal course of business and recorded at their exchange amounts, which was the consideration paid or received by the Company as agreed to between the related parties.

ITEM 1.10	FOURTH QUARTER ENDED JANUARY 31, 2009

During the fourth quarter 2009, the Company held its Annual General Meeting of shareholders and announced closure of its non-brokered private placement. The latter related to the issuance of 10,000,000 units at a price of $0.05 per unit under a non-brokered private placement, as explained in ITEM 1.7 above.

ITEM 1.11	SUBSEQUENT AND PROPOSED EVENTS

None

ITEM 1.12	CRITICAL ACCOUNTING ESTIMATES
ITEM 1.13	RECENT ACCOUNTING PRONOUNCEMENTS IN CANADA

Recently Adopted Accounting Policies
The CICA issued four new accounting standards: Capital Disclosures (Handbook Section 1535), Financial Instruments – Disclosures (Handbook Section 3862), Financial Instruments – Presentation (Handbook Section 3863), and General Standards of Financial Statement Presentation (Handbook Section 1400). These new standards became effective for the Company on February 1, 2008.

Capital Disclosures
Handbook Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has not complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance. The Company has included disclosures recommended by the new Handbook section in Note 9 to these financial statements.

Financial Instruments
Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook sections in Note 10 to these financial statements.

Going Concern
Handbook Section 1400, General Standards of Financial Statement Presentations, was amended to include requirements for management to assess and disclose an entity’s ability to continue as a going concern. The Company has included disclosures recommended by the new Handbook section in Note 1 to these financial statements.

Mining Exploration Costs
In March 2009 the CICA approved EIC 174, Mining Exploration Costs. The guidance clarified that an enterprise that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The guidance is applicable to financial statements issued after March 27, 2009. The Company has evaluated the new section and determined that there was no impact on its financial statements.

Recent Accounting Pronouncements, Not Yet Adopted
The CICA issued Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Other Intangible Assets” and Section 3450 “Research and development costs”. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to fiscal years beginning on or after October 1, 2008. For the Company, this Section is effective for the year commencing February 1, 2009. The Company has evaluated the new section and determined that there will be no impact of its adoption on its financial statements.

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended January 31, 2010. The Company continues to monitor and assess the impact of Canadian GAAP and IFRS.

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which will provide the Canadian equivalent to International Financial Reporting Standard (”IFRS”) IFRS 3, Business Combinations, and replace the existing Handbook Section 1581, Business Combinations. The new standard will apply prospectively to business combinations for which the acquisition date is on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year, in which case an entity would also early adopt Handbook Section 1601, Consolidated Financial Statements and Handbook Section 1602, Non-controlling Interests. The Company has evaluated the new section and determined that there will be no impact of its adoption on its financial statements.

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which establishes standards for the preparation of consolidated financial statements and will replace the existing Handbook Section 1600, Consolidated Financial Statements. The new standard is effective for interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year, in which case an entity would also early adopt. Handbook Section 1582, Business Combinations, and Handbook Section 1602, Non-Controlling Interests. The Company has evaluated the new sections and determined that there will be no impact of its adoption on its financial statements.

ITEM 1.14	FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company is engaged primarily in the mineral exploration business and manages related industry risk directly. The Company is potentially at risk for environmental reclamation and fluctuations and commodity-based market prices associated with resource property interests. Management is of the opinion that the Company addresses environmental risk and compliance in accordance with industry standards and specific project environmental requirements. There is no certainty that all environmental risks and contingencies have been addressed.

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows:

a)

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is in its cash accounts. This risk is managed through the use of a major financial institution which has high credit quality as determined by the rating agencies.

b)

Foreign exchange risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations related to its foreign activities. The Company operates primary in Canada and therefore is not exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

c)

Interest rate risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in market interest rate. The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates. The fair value of the Company’s cash account is relatively small and unaffected by changes in short term interest rates. The Company’s long term debt bears interest at a fixed rate and the Company therefore is not affected by changes in long term interest rates.

d)

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available capital in order to meet its liquidity requirements.

ITEM 1.15	OTHER MD&A REQUIREMENTS

Management’s Responsibility for Financial Statements
The information provided in this report, including the audited financial statements for the year ended January 31, 2009, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments which have been properly reflected in the financial statements contained herein.

Transition to IFRS
Company management is aware of the approaching deadlines associated with the replacement of Canadian generally accepted accounting principles with IFRS. In addition to attending relevant seminars, management has carried out a line-by-line review of the Company’s financial statements and assessed IFRS and their adoption for 2011, and is of the opinion that, given the relative simplicity of the Company’s balance sheet, the transition to IFRS will not cause significant changes to preparation or presentation of the Company’s financial statements.

Disclosure Controls and Procedures
The Company maintains a set of disclosure controls and procedures designed to ensure information required to be disclosed in filings pursuant to multilateral instrument 52-109 is recorded, processed, summarized and reported within the required time periods. Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management is also responsible to ensure that information disclosed externally, including the financial statements and MD&A, is complete and reliable.

The Company’s CEO and CFO evaluated the disclosure controls and procedures at January 31, 2009 and concluded they are operating effectively notwithstanding the Company has very limited staff. As a result, internal controls which rely on segregation of duties in many cases are not possible. Accordingly, the Company relies heavily on senior management review and approval to overcome this inherent weakness.

Business and Regulatory Risks
The Company’s exploration program will require significant future expenditures and there is no assurance any commercial mineral quantities will be found. If the Company is unable to generate significant revenues from its mineral claims, continued losses are expected into the foreseeable future. There is no history upon which to base any assumption as to the likelihood the Company will prove successful, and there is no assurance that the Company will generate any revenues or ever achieve profitability. If unsuccessful in addressing these risks, the business will fail and investors could lose all of their investment in the company.

Regulatory risks include the possible delays in getting regulatory approval to the transactions that the Board of Directors believe to be in the best interest of the Company, increased fees for statutory filings, and the introduction of ever more complex reporting requirements which must be paid for by the Company in order to maintain its exchange listing.

Forward-looking statements
This Management Discussion and Analysis may contain forward-looking statements which are not statements of historical fact. The forward-looking statements are often identifiable by the use of words such as “may,” “expect,” “believe,” “anticipate” “intend,” “could,” “estimate,” or continue,” or the negative or other variations of these terms or comparable terms. The Company’s actual results could differ materially from the anticipated results described in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are cautioned not to put undue reliance on forward-looking statements.